Financial Statements
And Independent
Auditor's Report
Pursuant to (Rule 17a-
5(e)(3)) (Confidential)

December 31,
2025

# Shot Tower Securities, LLC

# SHOT TOWER SECURITIES LLC

## CONTENTS

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Nov. 30, 2026<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-69380 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 1/1/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Shot Tower Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

VILLAGE OF CROSS KEYS, 1 VILLAGE SQUARE, 5100 FALLS ROAD, SUITE 157
(No. and Street)

| BALTIMORE | MD | 21210 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| David Dunn | 410-376-7900 | david@shotcap.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Smith Elliott Kearns & Company LLC
(Name – if individual, state last, first, and middle name)

| 19405 Emerald Square, Suite 1400 | Hagerstown | MD | 21742 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/08/2003 | 266 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**OATH OR AFFIRMATION**

I, David R. Dunn _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Shot Tower Securities LLC _____ , as of December 31 _____ , 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

STACEY M KONRADI
NOTARY PUBLIC
HOWARD COUNTY
MARYLAND
My Commission Expires Oct 21, 2028

_____
Notary Public

Signature: _____

Title: President & General Counsel _____

This filing** contains (check all applicable boxes):

☑ (a) Statement of financial condition.

☐ (b) Notes to consolidated statement of financial condition.

☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☑ (d) Statement of cash flows.

☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☑ (g) Notes to consolidated financial statements.

☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Shot Tower Securities, LLC
Baltimore, Maryland

### *Opinion on the Financial Statements*

We have audited the accompanying statement of financial condition of Shot Tower Securities, LLC as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Shot Tower Securities, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

These financial statements are the responsibility of Shot Tower Securities, LLC's management. Our responsibility is to express an opinion on Shot Tower Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Shot Tower Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*Auditor's Report on Supplemental Information*

The Computation of Net Capital Under Rule 15c3-1 of the U.S. Securities and Exchange Commission at December 31, 2025, Statement Pursuant to Paragraph (d)(2) of Rule 17A-5, and Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the U.S. Securities and Exchange Commission at December 31, 2025 (here in referred to as supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Shot Tower Securities, LLC's financial statements. The supplemental information is the responsibility of Shot Tower Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Shot Tower Securities, LLC's auditor since 2014.

*Smith Elliott Kearns & Company, LLC*

Hagerstown, Maryland
February 6, 2026

## SHOT TOWER SECURITIES LLC
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2025

### ASSETS

ASSETS

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 34,040 |
| Prepaid Expenses | | 2,761 |
| TOTAL ASSETS | $ | 36,801 |

### LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

| | | |
|---|---|---:|
| Accounts payable | $ | 1,460 |
| TOTAL LIABILITIES | | 1,460 |
| MEMBER'S EQUITY | | 35,341 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ | 36,801 |

The accompanying notes are an integral part of this financial statement.

SHOT TOWER SECURITIES LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

| | | |
|---|---|---:|
| **REVENUES** | | |
| Fee revenue | $ | - |
| **TOTAL REVENUES** | | - |
| **EXPENSES** | | |
| Professional fees | | 32,280 |
| Office and related | | 826 |
| **TOTAL EXPENSES** | | 33,106 |
| Net loss | $ | (33,106) |

The accompanying notes are an integral part of this financial statement.

SHOT TOWER SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

| | | |
|---|---|---:|
| MEMBER'S EQUITY, December 31, 2024 | $ | 38,447 |
| Member's contributions | | 30,000 |
| Member's withdrawals | | - |
| Net loss | | (33,106) |
| | | |
| MEMBER'S EQUITY, December 31, 2025 | $ | 35,341 |

The accompanying notes are an integral part of this financial statement.

SHOT TOWER SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

| | | |
|---|---|---:|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net loss | $ | (33,106) |
| | | |
| Adjustments to reconcile net loss to net cash used by operating activities: | | |
| | | |
| Changes in operating assets and liabilities: | | |
| Prepaid expenses | | (816) |
| Accounts payable | | 1,442 |
| | | |
| NET CASH USED BY OPERATING ACTIVITIES | | (32,480) |
| | | |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Member's contributions | | 30,000 |
| | | |
| NET CASH PROVIDED BY FINANCING ACTIVITIES | | 30,000 |
| | | |
| NET CHANGE IN CASH AND CASH EQUIVALENTS | | (2,480) |
| | | |
| CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD | | 36,520 |
| | | |
| CASH AND CASH EQUIVALENTS, END OF PERIOD | $ | 34,040 |

The accompanying notes are an integral part of this financial statement.

Note 1 - Organization

Shot Tower Securities LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in September, 2013, under the laws of the State of Delaware. The Financial Industry Regulatory Authority, Inc. ("FINRA") accepted the Company's membership application on June 10, 2014, which is the date that business commenced.

Shot Tower Securities, LLC is a single member LLC, wholly-owned by Shot Tower Capital, LLC (Parent). The Company provides investment banking and related financial advisory services to institutional clients. It operates out of one office in Baltimore, MD.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

Note 2 - Summary of Significant Accounting Policies (continued)

The Company records fees as they are earned based on the services provided, the closing of certain securities transactions, or as revenues are assigned by the Parent company. Fees assigned by the Parent company generally occur after the majority of the related expenses have been incurred.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company consolidates its taxable income with its Parent, which files a partnership return for federal, state and city purposes. As a result, no federal or State income taxes are provided as they are the responsibility of the member.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions. Adoption of this standard has had no effect on the Company's financial statements.

The Company's Parent files income tax returns in the U.S. in federal, state and local jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2022. The years 2022 to 2025 remain subject to examination by taxing authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SHOT TOWER SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

Note 3 - <u>Concentrations</u>

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

Note 4 - <u>Net Capital Requirements</u>

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2025, the Company had net capital of $32,580, which exceeded its requirement by $27,580.

Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less.  At December 31, 2025, this ratio was .04 to 1.

Note 5 - <u>Transactions with Related Parties</u>

The Company has a service agreement with its Parent in which indirect expenses are paid by the Parent and only direct expenses are reimbursed to the Parent. The company as of December 31, 2025 did not owe the parent for any direct expenses.

Note 6 - <u>Commitments and Contingencies</u>

The Company was established for the purpose of handling transactions with customers of the Parent Company that require a registered broker dealer. However, the Company continues to incur fixed operating costs. This condition has required the Parent Company to contribute capital in order to meet operating cash flow needs and minimum net capital requirements. Management and the Parent Company plan to continue contributing capital as necessary to keep the broker-dealer active.

Note 7 - <u>Subsequent Events</u>

The Company has evaluated all events or transactions that occurred after December 31, 2025 through the date of February 6, 2026, which is the date that these financial statements were issued.  During this period, there were no material subsequent events requiring disclosure.

SHOT TOWER SECURITIES LLC
SUPPLEMENTARY SCHEDULES
DECEMBER 31, 2025

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

| | | |
|---|---|---:|
| NET CAPITAL | | |
| Total Member's Equity | $ | 35,341 |
| | | |
| DEDUCTIONS AND/OR CHANGES | | |
| Non-allowable assets | | 2,761 |
| NET CAPITAL | | 32,580 |
| | | |
| Less: Minimum net capital requirements at 6.67% of aggregate indebtedness ($5,000 if higher) | | 5,000 |
| | | |
| EXCESS NET CAPITAL | $ | 27,580 |
| | | |
| AGGREGATE INDEBTEDNESS | | |
| Payables and other liabilities | $ | 1,460 |
| | | |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | | .04 to 1 |

STATEMENT PURSUANT TO PARAGRAPH (d)(2) OF RULE 17a-5
No material differences as of December 31, 2025


COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION
RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION


The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.



# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Shot Tower Securities, LLC
Baltimore, Maryland

We have reviewed management's statements, included in the accompanying Exemption to Possession and Control Requirements Under Customer Protection Rule 15c3-3 of the Securities and Exchange Commission, in which (1) Shot Tower Securities, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which Shot Tower Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(i) (exemption provision) and (2) Shot Tower Securities, LLC stated that Shot Tower Securities, LLC met the identified exemption provision throughout the most recent fiscal year December 31, 2025 without exception. Shot Tower Securities, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Shot Tower Securities, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Smith Elliott Kearns & Company, LLC*

Hagerstown, Maryland
February 6, 2026

SHOT TOWER SECURITIES, LLC

## Exemption Report
## December 31, 2025

SHOT TOWER SECURITIES, LLC
DECEMBER 31,2025

EXEMPTION TO POSSESSION AND CONTROL REQUIREMENTS UNDER
CUSTOMER PROTECTION RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION

To the best knowledge and belief of Shot Tower Securities, LLC (the "Company"), the Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption, pursuant to subsection k(2)(i) of the Rule. This exemption was followed throughout the year ended December 31, 2025, without exception.

David Dunn

President

Shot Tower Securities, LLC

Date    February 6, 2026

14